EXHIBIT 99.1

FreeSeas Reports Second Quarter and Six Month 2010 Financial Results

Company to Hold Conference Call at 11:00 AM ET on August 5, 2010

Second Quarter 2010 Financial Highlights

  Operating revenues of $16.5 million, an increase of 33% year-over-year
  Operating income of $3.2 million, an increase of 110% year-over-year
  Net income of $2.0 million, or $0.06 diluted earnings per share, an increase of 257% year-over-year
  Adjusted net income of $2.2 million, or $0.07 diluted earnings per share (see below in footnote (1) to this release for reconciliation), a ten-fold increase year-over-year
  Adjusted EBITDA of $7.7 million (see below in footnote (2) to this release for reconciliation), an increase of 30% year-over-year

First Half 2010 Financial Highlights

  Operating revenues of $32.1 million
  Operating income of $7.0 million
  Net income of $4.7 million, or $0.15 earnings per share
  Adjusted net income of $5.1 million or $0.16 diluted earnings per share (see below in footnote (1) to this release for reconciliation)
  Adjusted EBITDA of $15.9 million (see below in footnote (2) to this release for reconciliation)
  Cash from operations of $14.1 million for the period

PIRAEUS, Greece, Aug. 5, 2010 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today financial results for its second quarter and six-month period ended June 30, 2010.

Recent Event

On July 30, 2010, FreeSeas entered into an agreement to sell the M/V Free Destiny, a 1982-built, 25,240dwt Handysize dry bulk carrier, for a gross price of $3.2 million. The M/V Free Destiny is currently employed in the spot market. FreeSeas expects to realize a gain of approximately $1 million, which will be recognized in the third quarter of 2010. The vessel is expected to be delivered to the buyers in August 2010.

Market Conditions and Outlook

Mr. Ion Varouxakis, Chairman and CEO, noted, "We are pleased to report solid financial results for the second quarter of 2010 reflecting our focus on the Handysize market. The Handysize sector has consistently outperformed the other dry bulk segments over the last quarters, and our spot exposure has allowed the Company to benefit from a healthy charter rate environment. We are optimistic about the outlook of the Handysize market because of what we see to be growing demand and balanced fleet growth. FreeSeas is continuing to generate excess cash flow and is well positioned to renew its fleet, taking advantage of its liquidity and its relationships with financial institutions."

Mr. Alexandros Mylonas, CFO, added, "We continue to focus on deleveraging the Company, while building our cash position in order to take advantage of vessel acquisition opportunities. We reduced our net debt from $121.1 million at March 31, 2010 to $114.2 million at June 30, 2010, translating into a net debt over total assets ratio of approximately 39%."

Financial Review for the Second Quarter of 2010

  Operating revenues for the second quarter of 2010 were $16.5 million, as compared to $12.4 million reported during the same period of the prior year. The increase is primarily due to higher rates earned during the period along with the addition of the M/V Free Neptune, which the Company purchased in August 2009. The Company's operating revenues for the second quarter of 2010 improved by $793,000 as compared to the first quarter of 2010. This represents the fourth consecutive quarter that the Company has reported sequential revenue growth.
  Vessel operating expenses for the second quarter of 2010 were $5.3 million as compared to $3.9 million for the same period of the prior year. This increase was primarily due to increased ownership days following the addition of the M/V Free Neptune and the one off expenses related to the dry-dock of the M/V Free Knight. Additionally, these expenses should be viewed in light of the Company's expenses for the second quarter of 2009, which reflected the effect of the Company's vigorous cost-cutting initiatives taken during that quarter as a response to the deteriorating market conditions at the time.
  Income from operations for the second quarter of 2010 was $3.2 million, as compared to $1.5 million reported in the prior year period, largely as a result of higher operating revenues.
  Net income for the second quarter of 2010 was $2.0 million, or $0.06 diluted earnings per share based on 31.7 million diluted shares, as compared to net income of $560,000, or $0.03 diluted earnings per share based on 21.2 million diluted shares, for the second quarter of 2009.
  Adjusted net income for the second quarter of 2010 was $2.2 million, or $0.07 diluted earnings per share, as compared to $160,000, or $0.01 diluted earnings per share, for the second quarter of 2009. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.
  Adjusted EBITDA for the quarter ended June 30, 2010 was $7.7 million compared to $5.9 million in the prior year's quarter. A table reconciling adjusted EBITDA to net income can be found in footnote (2)  to this release.

2010 Six Month Financial Review

  Operating revenues for the first six months of 2010 were $32.1 million, an increase of 7.3% from $29.9 million in the comparable period of the prior year, largely due to the increase in the size of the Company's fleet due to the addition of the M/V Free Neptune.
  Vessel operating expenses totaled $10.0 million for the first half of 2010, as compared to $7.4 million for the comparable period of the prior year. This increase was primarily due to the reasons detailed in the second quarter review.
  Income from operations for the first six months of 2010 was $7.0 million, compared to $8.8 million in the prior year period (please see below explanation).
  Net income for the first six months of 2010 was $4.7 million, or $0.15 diluted earnings per share based on 31.6 million diluted shares outstanding, as compared to net income of $6.8 million, or $0.32 diluted earnings per share based on 21.2 million diluted shares outstanding, for the first half of 2009 (please see below explanation).
  Adjusted net income for the first half of 2010 was $5.1 million, or $0.16 diluted earnings per share, as compared to $6.3 million, or $0.30 diluted earnings per share, for the first half of 2009 (please see below explanation). A table reconciling adjusted net income to net income can be found in footnote (1) to this release.
  Adjusted EBITDA for the first half of 2010 was $15.9 million, compared to $18.8 million in the prior year period (please see below explanation). A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.

Income from operations, net income, adjusted net income and adjusted EBITDA for the six months ended June 30, 2010 decreased compared to the same period ended in 2009. This is primarily attributable to the higher vessel operating expenses during the 2010 six-month period which were not offset by the increase of the operating revenues posted in the same period. In addition, the Company's higher general and administrative expenses during the first six months of 2010 were mainly as a result of higher non-cash stock-based compensation expense of $277,000 compared to $6,000 in the prior year period and the write-off of capitalized expenses of $184,000.

Balance Sheet and Debt Repayment Information

As of June 30, 2010, FreeSeas' cash and cash equivalents and restricted cash were $16.0 million and stockholders' equity was $149.4 million, compared to $9.6 million and $144.5 million, respectively, at December 31, 2009.  The Company's principal repayments total $5.1 million remaining for 2010 and $16.75 million for 2011. The following table describes FreeSeas' annual debt repayment obligations for 2010 through 2016:

Year	Amount	Upcoming Obligations by Quarter
	(in 000s)		(in 000s)
2010	$7,700*
2011	$16,750	Q3 2010	$3,850*
2012	$33,759**	Q4 2010	$3,850
2013	$14,350		$7,700
2014	$14,350
2015	$21,075
2016	$22,275
Total	$130,259

*FreeSeas has already paid $2.6 million in principal as of August 5, 2010.
**Includes a balloon payment of $17.6 million due in November 2012, which FreeSeas currently intends to refinance, although there can be no assurances that it will be able to do so.

Fleet Employment

Vessel Name	Type	Built	Dwt	Employment
M/V Free Destiny	Handysize	1982	25,240	30 day time charter trip at $12,000 per day through August 2010
M/V Free Envoy	Handysize	1984	26,318	35 day time charter trip at $11,200 per day plus $250,000 ballast bonus, through August 2010
M/V Free Goddess	Handysize	1995	22,051	30 day time charter trip at $12,000 per day through August 2010
M/V Free Hero	Handysize	1995	24,318	75-100 day time charter at $18,000 per day through August/September 2010
M/V Free Impala	Handysize	1997	24,111	15-45 day time charter trip at $17,600 per day for approximately the first 14 days and $15,000 per day for the remaining period, through August 2010. Thereafter, the vessel has been fixed for a 35 day time charter trip at $9,000 per day, through September 2010
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011
M/V Free Knight	Handysize	1998	24,111	2-4 months time charter at $16,900 per day through August 2010. Thereafter, the vessel has been fixed for a 40 day time charter trip at $13,000 per day through September 2010
M/V Free Lady	Handymax	2003	50,246	60 day time charter trip at $24,000 per day through August 2010. Thereafter, the vessel has been fixed for a 25-30 day time charter trip at $19,500 per day plus $120,000 ballast bonus, through September 2010
M/V Free Maverick	Handysize	1998	23,994	50 day time charter trip at $14,750 per day through August 2010
M/V Free Neptune	Handysize	1996	30,838	3.5 - 6 months time charter at $23,500 per day for the first 150 days & $24,500 for the remaining period if any, through September/December 2010
*The average net charter rates per vessel realized by the Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires. The above table is provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from employment of vessels.

Conference Call with Accompanying Slide Presentation

The Company will discuss these results in a conference call later this morning at 11:00 a.m. ET.

The dial-in numbers are:

(866) 861-6730 (U.S.)

(702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr or interested parties can click on the following link: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=43352&c=FREE&mediakey=B7B6AC436908A0088D79978010BDFE56&e=0.

The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 30 days. The Company will also have an accompanying slide presentation available approximately 30 minutes prior to the conference call.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FREESEAS INC.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
EBITDA (2)	$7,689	$5,911	$15,857	$18,764
Fleet Data:
Average number of vessels (3)	10.00	9.00	10.00	9.00
Ownership days (4)	910	819	1,810	1,629
Available days (5)	852	799	1,752	1,609
Operating days (6)	828	779	1,673	1,588
Fleet utilization (7)	97.2%	97.5%	95.5%	98.7%
Average daily results:
Average TCE rate (8)	$17,744	$14,436	$17,420	$17,441
Vessel operating expenses (9)	5,875	4,789	5,544	4,543
Management fees (10)	554	516	572	514
General and administrative expenses (11)	1,092	1,295	1,040	1,088
Total vessel operating expenses (12)	$6,429	$5,305	$6,115	$5,058

(1) Adjusted net income reconciliation to net income:
Adjusted Net Income. We consider adjusted net income to represent net earnings before unrealized gain/(loss) on derivative instruments and stock based compensation expense. Adjusted Net Income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted Net Income may not be comparable to that reported by other companies. Adjusted net income and adjusted earnings per share (diluted) calculation is included herein to facilitate comparability between FreeSeas performance in the reported periods and its performance in prior periods.

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net income	$1,997	$560	$4,695	$6,757
Stock-based compensation expense	122	3	277	6
Unrealized swap (gains)/losses	74	(403)	78	(460)
Adjusted Net Income	$2,193	$160	$5,050	$6,303

(2) EBITDA reconciliation to net income:
Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, gain/(loss) on derivative instruments and stock based compensation expense. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net income	$1,998	$560	$4,695	$6,757
Depreciation and amortization	4,503	4,299	8,914	8,860
Amortization of deferred revenue	(258)	11	(512)	262
Back log asset	--	227	--	907
Stock-based compensation expense	122	3	277	6
(Gain)/loss on derivative instruments	251	(254)	364	(162)
Interest and finance cost, net	1,073	1,065	2,119	2,134
Adjusted EBITDA	$7,689	$5,911	$15,857	$18,764

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(4) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(5) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(6) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(7) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Operating revenues	$16,450	$12,367	$32,107	$29,923
Voyage expenses and commissions	(1,758)	(1,121)	(2,963)	(2,227)
Net operating revenues	14,692	11,246	29,144	27,696
Operating days	828	779	1,673	1,588
Time charter equivalent daily rate	$17,744	$14,436	$17,420	$17,441

(9) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Vessel operating expenses	$5,346	$3,922	$10,034	$7,401
Ownership days	910	819	1,810	1,629
Daily vessel operating expense	$5,875	$4,789	$5,544	$4,543

(10) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(11) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.

(12) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	For three months ended 30-Jun-10	For three months ended 30-Jun-09	For six months ended 30-Jun-10	For six months ended 30-Jun-09

OPERATING REVENUES	$16,450	$12,367	$32,107	$29,923

OPERATING EXPENSES:
Voyage expenses	(811)	(479)	(1,106)	(638)
Vessel operating expenses	(5,347)	(3,922)	(10,034)	(7,401)
Depreciation expense	(3,965)	(3,806)	(7,887)	(8,086)
Amortization of deferred charges	(538)	(493)	(1,027)	(774)
Management and other fees to a related party	(505)	(423)	(1,035)	(838)
Commissions	(946)	(642)	(1,857)	(1,589)
General and administrative expenses	(1,114)	(1,064)	(2,160)	(1,779)
Income from operations	$3,224	$1,538	$7,001	$8,818

OTHER INCOME (EXPENSE):
Interest and finance costs	$(1,082)	$(1,065)	$(2,148)	$(2,148)
Gain/(loss) on derivative instruments	(251)	254	(364)	162
Interest income	9	--	29	14
Other	98	(167)	177	(89)
Other (expense)	$(1,226)	$(978)	$(2,306)	$(2,061)

Net income	$1,998	$560	$4,695	$6,757

Basic earnings per share	$0.06	$0.03	$0.15	$0.32
Diluted earnings per share	$0.06	$0.03	$0.15	$0.32
Basic weighted average number of shares	31,567,480	21,171,329	31,567,480	21,171,329
Diluted weighted average number of shares	31,698,820	21,171,329	31,643,410	21,171,329

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	June 30, 2010	December, 31 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,196	$6,341
Restricted cash	1,334	1,750
Trade receivables, net	2,532	2,011
Insurance claims	4,812	9,240
Due from related party	1,378	1,410
Inventories	895	601
Prepayments and other	825	772
Total current assets	$24,972	$22,125

Fixed assets, net	262,814	270,701
Deferred charges, net	2,404	2,995
Restricted cash	1,500	1,500
Total non-current assets	$266,718	$275,196

Total Assets	$291,690	$297,321

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,235	$10,746
Accrued liabilities	1,720	1,310
Due to related party	19	18
Unearned revenue	1,047	416
Derivative financial instruments - current portion	619	566
Deferred revenue - current portion	658	1,032
Bank loans - current portion	16,075	15,400
Total current liabilities	$27,373	$29,488

Derivative financial instruments - net of current portion	709	684
Deferred revenue - net of current portion	--	138
Bank loans - net of current portion	114,184	122,559
Total long-term liabilities	$114,893	$123,381

Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock	32	32
Additional paid-in capital	127,326	127,049
Retained earnings	22,066	17,371
Total shareholders' equity	149,424	144,452
Total Liabilities and Shareholders' Equity	$291,690	$297,321
CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr

          The Equity Group
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com